

Mail Stop 3720

September 14, 2007

Mr. Michael J. Graham
Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, Illinois 60169

Re: **Career Education Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 1, 2007
        File No. 0-23245

Dear Mr. Graham:

    We have reviewed your supplemental response letter dated August 14, 2007 as well as your filing and have the following comments. As noted in our comment letter dated July 17, 2007, we have limited our review to only the issues addressed in our comments.

    v. Recourse Loan Fees, page F-14

1. We note your response to prior comment 13. It appears to us that the discount fee is an operating expense and not a reduction of tuition and registration fee revenue. The discount fee is a cost incurred for tuition charges financed with loans disbursed by Sallie Mae. In your example, it appears to us that a student enrolled in an identical academic program whose tuition is not financed by Sallie Mae would otherwise be required to pay the $1,000 tuition. Please revise or tell us in more detail why it is appropriate to recognize the discount fee as a reduction of tuition and registration revenue. Also, tell us the total amount of the discount fee for each of the quarters ended March 31, 2007 and June 30, 2007.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director